As filed with the Securities and Exchange Commission on May 31, 2006

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO-I/A
Tender Offer Statement
Under Section 13(e)(4) of the Securities Exchange Act of 1934
Amendment No. 1

DWS Global Commodities Stock Fund, Inc.

(Name of Subject Company (Issuer))
DWS Global Commodities Stock Fund, Inc.

(Name of Filing Person (Offeror))

81114Y108

(CUSIP Number of
Class of Securities)

John Millette
Secretary
DWS Global Commodities Stock Fund, Inc.
345 Park Avenue
New York, New York 10154
(617) 295-2572

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With a copy to:
Burton M. Leibert, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10039-6099

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

$21,626,234.22(a)	$2,314.01(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 1,233,669.95 shares in the offer, based upon a price per share of $17.53, which represents 98% of the net asset value per share at April 26, 2006.

(b)	Calculated as $107.00 per $1,000,000 of the Transaction Valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $2,341.01
Form or Registration No.: 005-81188
Filing Party: DWS Global Commodities Stock Fund, Inc.
Date Filed: May 1, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EX-99.A.8: TEXT OF PRESS RELEASE

     DWS Global Commodities Stock Fund, Inc., a Maryland corporation (the “Fund”), hereby amends and supplements the Tender Offer Statement on Schedule TO of the Fund, filed on May 1, 2006, (the “Schedule TO”), with respect to the offer by the Fund to purchase for cash up to 1,233,669.95 of the Fund’s issued and outstanding shares of Common Stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated May 1, 2006 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which were filed as exhibits to the Schedule TO.
     The Schedule TO is hereby amended and supplemented by adding the following:
     Based upon current information, a total of approximately 14,816,089 shares of the Fund’s Common Stock were tendered in the Offer, prior to the expiration of the Offer at 11:59 p.m., Eastern time, on May 30, 2006, including shares tendered pursuant to notices of guaranteed delivery. This number is subject to adjustment and should not be regarded as final. No more than a total of 1,233,669.95 properly tendered shares will be accepted in exchange for cash, at a price per share equal to 98% of the net asset value per share as of the close of the regular trading session of the New York Stock Exchange on May 31, 2006. A final number of shares validly tendered and accepted pursuant to the tender offer and the tender offer price per share will be announced at a later date.
     Reference is hereby made to the press release issued by the Fund on May 31, 2006, a copy of which is attached hereto as Exhibit (a)(8) and is incorporated herein by reference.
Item 12. Exhibits.

Item 12.	Exhibits.

(a)(1)	Offer to Purchase, dated May 1, 2006.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, and Trust Companies and Other Nominees.*
(a)(6)	Text of letter to shareholders of the Fund dated May 1, 2006.*
(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(8)	Text of Press Release issued by DWS Global Commodities Stock Fund, Inc. on May 31, 2006.
(b)—(h)	Not applicable.

*	Previously filed.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DWS GLOBAL COMMODITIES STOCK FUND, INC.
By:	/s/ John Millette
	Name:	John Millette
	Title:	Secretary

Dated: May 31, 2006